Exhibit (e)(16)

May 18, 2016

Seamus Hennessy

Dear Seamus,

On behalf of Brocade Communications Systems, Inc. (“Brocade”), I am pleased to conditionally offer you continued employment with Ruckus Wireless, Inc. (“Ruckus”), contemplated in connection with Brocade’s offer to acquire Ruckus (the “Acquisition”). You will continue in your existing position of Chief Financial Officer, but for the Ruckus Wireless Business Unit, reporting to Dan Fairfax, Senior Vice President and Chief Financial Officer for Brocade, with all such additional responsibilities as may reasonably be assigned to you, commensurate with your position. Your position will continue to be based in Sunnyvale, California. Ruckus will continue your semi-monthly salary of USD $14,791.67 (which would equal USD $355,000.08 annually), less applicable withholding, in accordance with Ruckus’s normal payroll procedures, as well as the additional benefits outlined in this offer letter. This offer of continued employment is expressly conditioned upon: (a) the closing (“Closing”) of the Acquisition, as defined in the Agreement and Plan of Merger among Ruckus and Brocade (the “Merger Agreement”); (b) you remaining continuously employed with Ruckus through the Closing; (c) you timely returning your signed acceptance as described in the last paragraph of this letter; and (d) you executing the Brocade Code of Business Conduct and Ethics Policy; and the Brocade Proprietary Rights Agreement within 30 days of the Closing. If any of these conditions are not satisfied, this letter shall be void and shall not take effect. After the Closing, Ruckus will become a part of Brocade and its affiliated companies (collectively referred to herein as “Brocade Group”).

Bonus Eligibility

Between the Closing and the end of Brocade’s Fiscal Year 2016 (which ends October 29, 2016), you will continue to participate in a leadership incentive plan at a rate of 55% of your annual base salary, as follows:

•	For the period commencing January 1, 2016 through June 30, 2016, you will receive your existing semi-annual bonus at 100% of the semi-annual target, payable in September 2016, subject to your continued employment through the payment date.

•	For the period commencing July 1, 2016 through the end of Brocade’s Fiscal Year 2016, you will receive your existing semi-annual bonus, payable in December 2016 at 100% of the semi-annual target, subject to the Brocade Company multiplier and your continued employment through the payment date, except as provided herein.

If your employment is terminated by Brocade Group in a manner that constitutes an “Involuntary Termination Without Cause” or you terminate for “Good Reason” (as such terms are respectively defined herein) at any time prior to receiving any of the bonuses referenced above, you will receive all unpaid bonuses referenced above.

With continued employment and beginning in Brocade’s Fiscal Year 2017, you will be eligible to participate in the Brocade Senior Leadership Plan (“SLP”), at a rate of 55% of your annual base salary, paid annually, if Brocade meets established performance objectives. The SLP and its eligibility requirements currently in force will be provided separately. Brocade retains the right to change or amend the SLP at any time; provided, however, that any such change or amendment shall similarly affect all similarly situated Brocade executives.

Seamus Hennessy

May 18, 2016

You will also be eligible to participate in Brocade’s executive focal process in November.

Existing Ruckus Equity Awards & Brocade Equity Conversion

Any vested Ruckus equity awards, including any vested Ruckus stock options, that you hold as of the Closing will be treated as described in the Merger Agreement.

Any unvested Ruckus equity awards, including any unvested Ruckus stock options, that you hold as of the Closing will be converted to Brocade equity (and collectively referred to herein as the “Brocade Equity Conversion”) treated as set forth below.

Unvested Ruckus Stock Options

Each unvested Ruckus stock option grant that you hold as of the Closing that is an In-the-Money Unvested Option (as defined in the Merger Agreement) shall be converted into Replaced RSUs (as defined in the Merger Agreement), and each unvested Ruckus stock option grant that you hold as of the Closing that is an Out-of-the-Money Unvested Option shall be converted into Replaced Unvested Options (as defined in the Merger Agreement), in accordance with the terms set forth in Section 3.11(b) of the Merger Agreement, but subject to Section 3.11(i) of the Merger Agreement. 50% of each Replaced RSU grant will vest immediately and be paid upon the Closing or as soon as practicable thereafter and 50% of each Replaced Unvested Option grant will vest immediately. Notwithstanding the terms and conditions of the Merger Agreement, the remaining 50% of each Replaced RSU grant and the remaining 50% of each Replaced Unvested Option grant (the “Deferred Converted Equity”) will vest on the one-year anniversary of the Closing (the “Closing Anniversary”), subject to the terms and conditions of this letter, and such Replaced RSUs will be settled as soon as practicable thereafter.

Unvested Ruckus Restricted Stock Units & Performance Stock Units

Any unvested Ruckus Restricted Stock Unit (“RSUs”) and/or Performance Stock Unit (“PSUs”) awards that you hold as of the Closing will be converted into Brocade equity as described in the Merger Agreement (referred to herein as the “Converted Stock Units”) and divided into 2 tranches, treated as follows:

•	First Tranche: 50% of your Converted Stock Units will vest on the date of the Closing and be settled as soon as practicable thereafter.

•	Second Tranche: 50% of your Converted Stock Units will vest on the Closing Anniversary and be settled as soon as practicable thereafter.

Although you agreed to specific treatment of your Converted Stock Units in that certain offer letter of employment by and between you and Brocade dated April 2, 2016, in order to induce you to accept this offer of continued employment, the parties agree to the “Second Tranche” treatment described above.

In order to be eligible for vesting as set forth above, you will be required to execute all agreements necessary to effectuate this grant. The above Brocade Equity Conversion shall be subject to the terms and conditions of a Brocade Stock Plan and associated Restricted Stock Unit Agreement, which Restricted Stock Unit Agreement shall be consistent with the terms of this letter and otherwise substantially in the form of Restricted Stock Unit Agreements utilized for senior Brocade executives.

Brocade Communications Systems, Inc. 130 Holger Way, San Jose, CA 95134 www.brocade.com Confidential Fax: XXX-XXX-XXXX	Page 2 of 6

Seamus Hennessy

May 18, 2016

Except as expressly provided below, you must remain continuously employed through the applicable vesting date in order to receive or earn the applicable vesting of the Brocade Equity Conversion. In the event that Brocade Group terminates your employment in a manner that constitutes an Involuntary Termination Without Cause or on account of your disability, or you terminate employment for Good Reason or as a result of your death, Brocade will accelerate (upon the effectiveness of the general release referenced below) the unvested portion of your Brocade Equity Conversion which will be settled as soon as practicable thereafter, subject to your executing a general release of claims in the form prescribed by Brocade which shall be substantially in the form generally prescribed by Brocade to similarly situated employees of Brocade (to the extent not inconsistent with the terms of this letter and such general release shall not contain any provision that violates California Business and Professions Code section 16600) and that general release of claims becoming effective and irrevocable within 45 days of your Separation from Service (such requirements collectively, the “Release Requirements”). If you do not timely satisfy the Release Requirements, any unvested portion of your Brocade Equity Conversion will immediately terminate and be forfeited.

If Brocade Group terminates your employment for Cause, or if you voluntarily resign your employment for any reason other than Good Reason, any portion of your Brocade Equity Conversion that is unvested as of your termination date will immediately terminate and be forfeited.

To the extent any of the payments in this letter that are payable in connection with your Separation from Service must be delayed in order to avoid the incurrence of the adverse personal tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended (Section 409A), then, solely to the extent necessary to avoid such adverse personal tax consequences, the timing of the payments upon a Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after your Separation from Service, and (ii) the date of your death (such delayed payment date, the “Delayed Payment Date”), Brocade Group will (A) pay to you or your estate (as applicable) a lump sum amount equal to the sum of the payments upon Separation from Service that you would otherwise have received through the Delayed Payment Date if the payments had not been delayed pursuant to this paragraph, and (B) pay the balance of the payments (if any) in accordance with the applicable payment schedules set forth above. No interest will be due on any amounts so deferred.

“Cause” means any of the following events: (i) your willful failure substantially to perform your duties and responsibilities to Brocade Group that is not cured within 30 days of written notice to you; (ii) your willful breach of any obligation under any written agreement with Brocade Group that is not cured within 30 days of written notice to you; (iii) your deliberate violation of a Brocade Group policy, or commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct, that has caused or is reasonably expected to result in material injury to Brocade Group; or (iv) material unauthorized use, disclosure or misappropriation by you of any proprietary information, trade secret or other asset of a member Brocade Group, its affiliates or entrusted to a third party.

“Good Reason” means you resign (resulting in a Separation from Service) because one of the following events or actions is undertaken without your written consent: (i) a reduction of five percent or more in your annual base salary (unless pursuant to a salary reduction program applicable to all similarly situated employees); (ii) a non-temporary relocation of your business office to a location that increases your one-way commute by more than 50 miles from the primary location at which you performed duties as of the date you sign the attached offer; or (iii) a material breach by Brocade Group of this offer (which shall include any requirement that you primarily report to anyone other than Brocade’s Chief Financial

Brocade Communications Systems, Inc. 130 Holger Way, San Jose, CA 95134 www.brocade.com Confidential Fax: XXX-XXX-XXXX	Page 3 of 6

Seamus Hennessy

May 18, 2016

Officer prior to the one-year anniversary of the Closing). Any such event or action will not give you grounds to resign for Good Reason unless (A) you give Brocade Group written notice within 30 days after your knowledge of the initial existence of the event or action that you intend to resign for Good Reason due to such event or action; (B) the event or action is not reasonably cured by Brocade Group within 30 days after Brocade Group receives written notice from you; and (C) your Separation from Service occurs within 90 days after the end of the cure period.

“Involuntary Termination Without Cause” means your involuntary termination of employment by Brocade Group, resulting in a Separation from Service, for a reason other than death, disability, or Cause.

“Separation from Service” means a “separation from service” within the meaning of Treasury Regulations Section 1.409A-1(h), without regard to any alternative definition thereunder.

Severance Provisions

In exchange for the benefits described in this letter and except as provided herein, you hereby irrevocably waive your existing Severance Plan Agreement with Ruckus, including its Change In Control provisions. Specifically, as of the Closing, you acknowledge and agree that this offer letter will supersede in its entirety: (i) that certain offer letter of employment by and between you and Ruckus currently in effect; (ii) any compensatory plan or arrangement in which you participate or in which you might otherwise become entitled to participate in the future (except as expressly set forth in this offer); and (iii) any other similar representations or promises made to you by Ruckus (or any of its affiliates) or by Brocade Group, and any prior agreements or understandings between you and Ruckus (or any of its affiliates) or Brocade Group, that relate to your employment or the termination thereof (including that certain offer letter of employment by and between you and Brocade dated April 2, 2016). This offer letter sets forth the entire agreement between you, Brocade Group, and Ruckus (or any of its affiliates) regarding your employment, and you acknowledge you have not signed this letter based on any representation that is not expressly stated in this letter.

For the avoidance of doubt and except as provided herein, as of the Closing, you acknowledge and agree that: (i) you will no longer be a participant in the Ruckus Wireless, Inc. Severance Benefit Plan (the “Severance Plan”), which was established by Ruckus on February 28, 2013 and re-adopted on February 1, 2016 effective as of February 28, 2016; (ii) you will not be entitled to any benefits under the Severance Plan; (iii) your Participation Notice(s) with respect to such Severance Plan shall be null and void; (iv) you waive any and all rights, whether known or unknown, you may otherwise have had under or related to any such document; (v) the Severance Plan shall be treated as having been amended to exclude you from participation; and (vi) you hereby consent to such treatment and amendment. However, in order to protect you from potential excise taxes, notwithstanding anything to the contrary contained in this letter, you and Brocade agree that Section 5(d) of your existing Severance Plan Agreement with Ruckus shall continue to apply, and that such Section 5(d) shall apply equally with respect to any payments made by Brocade Group.

Your employment with Brocade Group will be “at will” and may be terminated by either you or Brocade Group at any time, for any reason.

Brocade Communications Systems, Inc. 130 Holger Way, San Jose, CA 95134 www.brocade.com Confidential Fax: XXX-XXX-XXXX	Page 4 of 6

Seamus Hennessy

May 18, 2016

During your first year of employment with Brocade Group, in the event of your Involuntary Termination Without Cause or resignation for Good Reason, or if you provide 30 days’ advance notice of your intention to voluntarily terminate employment with the Brocade Group for any reason within the 30-day period following the first anniversary of the Closing (a “Termination Notice”) and you in fact incur a Separation from Service within the 10 business days following the end of such 30-day notice period, subject to you timely satisfying the Release Requirements, you will be entitled to severance benefits following such termination, as follows:

•	12 months’ base salary

•	12 months’ target bonus

•	12 months’ Brocade Group paid COBRA

In such event, the base salary and target bonus provisions will be paid to you on or before the 60th day following your Separation from Service. Brocade Group COBRA shall only be provided with respect to any non-flexible spending account Brocade Group group health plan in which you are enrolled as of your termination of employment and only if you timely elect COBRA coverage. Such paid COBRA coverage will not result in adverse tax consequences to you. There is no cash-out option for COBRA benefits.

Following the completion of your twelfth month of employment with Brocade Group following the Closing, if you are then still employed with Brocade Group and have not provided a Termination Notice, in the event of your Involuntary Termination Without Cause, you will be offered severance in accordance with Brocade’s U.S. Severance Guidelines on the same terms and conditions that apply to other similarly situated Brocade executives in effect as of the date; provided, however, that in no event shall you be entitled to benefits under the Brocade’s U.S. Severance Guidelines that duplicate other benefits provided to you. To the extent applicable, your service at Ruckus shall be credited for any severance entitlements under the Brocade’s U.S. Severance Guidelines. Brocade retains the right to change or amend the Brocade U.S. Severance Guidelines at any time; provided, however, that any change or amendment that affects you shall similarly affect similarly situated Brocade executives.

Benefits

Your existing health and wellness benefits elections with Ruckus will remain in effect until December 31, 2016. In Fall 2016, you will elect benefits during Brocade’s Open Enrollment Period, which will become effective January 1, 2017. Following the Closing of the Acquisition, you will become eligible to receive a 401(k) match consistent with Brocade’s existing 401(k) Plan. More information about Brocade’s benefits offerings will be provided to you under separate cover. You shall be provided with indemnification and directors’ and officers’ liability insurance in accordance with the Merger Agreement.

Additional Terms

We also ask that, if you have not already done so, you disclose to Brocade any and all agreements relating to your prior employment that may affect your eligibility to be employed by Brocade Group or limit the manner in which you may be employed. As a Brocade Group employee, you would be required to immediately disclose any contemplated outside employment/consulting activities in accordance with Brocade’s Code of Conduct and Business Ethics. As a Brocade Group employee, you will be expected to abide by Brocade rules and standards, as outlined in the Brocade Employee Handbook. As a condition of your employment, you will also be required to sign and comply with an At Will Employment,

Brocade Communications Systems, Inc. 130 Holger Way, San Jose, CA 95134 www.brocade.com Confidential Fax: XXX-XXX-XXXX	Page 5 of 6

Seamus Hennessy

May 18, 2016

Confidential Information and Invention Assignment Agreement (“Proprietary Rights Agreement”) which requires, among other provisions, the assignment of patent rights to any invention made during your employment with Brocade Group, and non-disclosure of proprietary information.

This letter including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement, signed by Brocade’s Senior Vice President, Human Resources and you. Brocade Group retains the right to amend or terminate its employee benefit plans, programs and arrangements and nothing in this offer will preclude any such amendment or termination.

You understand and consent that Brocade Group and its affiliates may collect, use or disclose personal information about you as required for those purposes necessary for the conduct of the employment relationship (including, but not limited to, payroll and/or benefits administration) (“Employee Personal Information”). You also understand that Brocade Group and its affiliates may disclose your Employee Personal Information to a third party administrator for the purpose of administering your employment relationship with Brocade Group and consent to such disclosure. You also acknowledge that any transfer of your Employee Personal Information is done for a proper purpose (i.e., to enable Brocade Group to efficiently and effectively manage our employee/employer relationship) and you consent to such transfer.

This agreement will be governed by the laws of the State of California without regard to conflict of law principles. Please signify your acceptance of this offer by signing and returning this agreement to me via email XXXXXXXXXXXXXXX or to our confidential fax (XXX-XXX-XXXX), no later than 3:00 p.m. Pacific Daylight Time on May 18, 2016.

Sincerely,

Brocade Communications Systems, Inc.

/s/ Carol Goode
Carol Goode
Senior Vice President, Human Resources

By signing below, I acknowledge and agree to accept continued employment with Ruckus on the terms set forth in this Brocade offer letter, and acknowledge my understanding that this offer of continued employment with Ruckus as part of the Brocade Group is subject to the conditions set forth in the first paragraph of this letter.

/s/ Seamus Hennessy
Seamus Hennessy

Brocade Communications Systems, Inc. 130 Holger Way, San Jose, CA 95134 www.brocade.com Confidential Fax: XXX-XXX-XXXX	Page 6 of 6